    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 12, 2003


                                                     REGISTRATION NO. 333-108006

================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        POST-EFFECTIVE AMENDMENT NO. 1 TO


                                    FORM S-3
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                                  NOVAVAX, INC.
             (Exact name of registrant as specified in its charter)

                       DELAWARE                                                              22-2816046
(State or other jurisdiction of incorporation or organization)              (I.R.S.  Employer Identification Number)

                               8320 GUILFORD ROAD
                               COLUMBIA, MD 21046
                                 (301) 854-3900

       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                                 NELSON M. SIMS


                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                  NOVAVAX, INC.
                               8320 GUILFORD ROAD
                               COLUMBIA, MD 21046
                                 (301) 854-3900
       (Name, address, including zip code, and telephone number, including area code, of agent for service)


                                 With copies to:


                              DAVID A. WHITE, ESQ.
                           WHITE WHITE & VAN ETTEN LLP
                              55 CAMBRIDGE PARKWAY
                               CAMBRIDGE, MA 02142
                                 (617) 225-6900

        Approximate date of commencement of proposed sale to the public: AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [X]


        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE


Title of each class of securities to     Proposed maximum                      Amount of
be registered                            aggregate offering price              registration fee(1)(3)
---------------------------------------- ------------------------------------- -------------------------------------
Common Stock(2)
($.01 par value)                         $50,000,000                           $4,045.00
---------------------------------------- ------------------------------------- -------------------------------------



(1) Estimated solely for the purpose of calculating the amount of the registration fee required by Section 6(b) of the Securities Act of 1933, as amended, and computed pursuant to Rule 457(o) thereof, which permits the registration fee to be calculated on the basis of the maximum aggregate offering price of all securities listed.

(2) Includes rights to purchase Series D Junior Participating Preferred Stock attached to the Common Stock.



(3)     Previously paid.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


PROSPECTUS



Subject to Completion, Dated November 12, 2003



                             ---------------------

                                   $50,000,000

                                  NOVAVAX, INC.
                                  COMMON STOCK

                             ---------------------



        We may sell from time to time shares of our common stock, par value $.01 per share, in one or more offerings with a maximum aggregate offering price of $50,000,000. This means:

-       we will provide a prospectus supplement each time we issue common stock;
        and

- the prospectus supplement will inform you about the specific terms of that offering and may also add, update or modify information contained in this document.

                             ---------------------

        Our common stock is traded on the Nasdaq National Market under the symbol NVAX. On August 8, 2003, the closing price of our common stock as reported on the Nasdaq National Market was $5.66 per share.

                             ---------------------

        Our principal offices are located at 8320 Guilford Road, Columbia, Maryland 21046. Our telephone number is (301) 854-3900.

                             ---------------------

          INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 6.

                             ---------------------

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.


                 THE DATE OF THIS PROSPECTUS IS _________, 2003.

                                TABLE OF CONTENTS



                                                                                                                PAGE
                                                                                                                ----
Prospectus Summary........................................................................................          3
Risk Factors..............................................................................................          6
About this Prospectus.....................................................................................         14
Special Note Regarding Forward-Looking Statements.........................................................         15
Use of Proceeds...........................................................................................         16
Plan of Distribution......................................................................................         17
Description of Our Capital Stock..........................................................................         20
Dividend Policy...........................................................................................         22
Legal Matters.............................................................................................         22
Experts...................................................................................................         22
Where You Can Find More Information.......................................................................         22
Incorporation of Certain Information by Reference.........................................................         23



                             ---------------------

        You should rely only on the information contained in this prospectus and in any prospectus supplement. We have not authorized anyone to provide you with information different from that contained in this prospectus or any prospectus supplement. We are offering to sell our common stock, and seeking offers to buy, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

                             ---------------------

        In this prospectus, the "Company," "we," "us" and "our" refer to Novavax, Inc., together with its subsidiaries, unless the context otherwise requires.

                               PROSPECTUS SUMMARY

        This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus, and may not contain all of the information that is important to you. For a more complete understanding of this offering, you should read this entire document carefully before deciding to invest in our common stock, including the "Risk Factors" section below, and those additional documents to which we refer you. See "Where You Can Find More Information" on page 22.


OUR BUSINESS

        Novavax is a fully-integrated specialty pharmaceutical company focused on the research, development and commercialization of products utilizing our proprietary drug delivery and vaccine technologies for large and growing markets, concentrating on the areas of women's health and infectious diseases. Our lead product candidate, ESTRASORB(TM), is the first topical emulsion for estrogen replacement therapy for which a New Drug Application has been accepted for review by the Food and Drug Administration. The NDA for ESTRASORB was submitted in June 2001 and was accepted for review in August 2001. In April 2002, we were informed by the FDA that the agency had completed its review of the NDA for ESTRASORB. At that time, the agency did not raise any issues regarding the efficacy or safety of ESTRASORB, but did request additional information with respect to the Chemistry, Manufacturing and Controls section of the filing. We determined that the most advantageous approach to resolving the outstanding CMC questions was to voluntarily withdraw the NDA and resubmit it once all of the responses to the CMC questions had been prepared. In September 2002, we re-submitted the NDA, which was accepted for review by the FDA in November 2002. In June 2003, the agency informed us that it would need additional time for a full review of our Estradiol Partner Transfer Study Report submitted in May of this year. Under the Prescription Drug User Fee Act the statutory minimum extension time is 90 days, which thus results in a new goal date for a decision on the approvability of ESTRASORB of no later than October 10, 2003. We are seeking FDA approval of ESTRASORB for the reduction of hot flushes in menopausal women and, if approved, we believe ESTRASORB will be competitively positioned to address the estimated $1.8 billion estrogen replacement therapy market in the United States.

        Our micellar nanoparticle technology involves the use of our patented oil and water emulsions that we believe can be used as vehicles for the topical delivery of a wide variety of drugs and other therapeutic products, including hormones. We believe that our technology represents the first time that ethanol soluble hormones, such as estrogen and testosterone, have been encapsulated and delivered topically. In addition to ESTRASORB, our product candidates using these technologies include ANDROSORB(TM), a topical testosterone emulsion that has completed two Phase I clinical trials; TESTESTRASORB(TM), a topical estrogen and testosterone emulsion; PROGESTSORB(TM) NE, a topical progestin emulsion; and PROESTRASORB(TM), a topical estrogen and progestin emulsion. Other drug delivery technologies, such as our Novasome(R) and Sterisome(R) technologies, are being utilized to develop other products. Novasomes are used as adjuvants to enhance vaccine effectiveness. Sterisomes are being used for, among other things, subcutaneous injections that can deliver long-acting drug effects. We also conduct research and development on preventative vaccines and proteins for a variety of infectious diseases and immunotherapies.

        Over the past three years we have entered into a co-promotion agreement with King Pharmaceuticals, Inc. for the promotion and marketing of ESTRASORB and ANDROSORB within the United States and Puerto Rico, and we have licensed to King the right to sell these products outside the United States. Our relationship with King has the potential to provide us with broader women's health market coverage for ESTRASORB and ANDROSORB. Under the terms of our co-promotion agreement with King, we will record all of the product sales, returns and allowances, and cost of sales for ESTRASORB and ANDROSORB in the United States and Puerto Rico. The resultant gross margin will be shared equally with King and the payment to King will be recorded as a selling and marketing expense on our statement of operations. In addition, following product approval by the FDA, both parties will share equally in approved marketing expenses for the products. All direct marketing expenses will be recorded by us, for which King will reimburse us fifty percent. We received licensing fees of $3.0 million and milestone payments totaling $5.0 million from King upon the submission to the FDA and acceptance for review of the ESTRASORB NDA. We have also received from King $20.0 million in December 2000, $10.0 million in September 2001 and $10.0 million in June 2002, in the form of convertible note financings.

        We currently market, sell and distribute a line of prescription pharmaceuticals through our 64 person sales force that has extensive experience selling to obstetricians, gynecologists, managed care organizations, wholesalers and retail pharmacies throughout the United States. In 2002, these products generated revenues of $12.8 million. If we receive marketing approval from the FDA, we expect to sell ESTRASORB through both our sales force and King's sales force. We intend to manufacture ESTRASORB for commercial sale in our dedicated, state-of-the-art, 24,000 square foot facility in Philadelphia, Pennsylvania, which was substantially completed in December 2002.

        Our principal executive offices are located at 8320 Guilford Road, Columbia, MD 21046. Our telephone number is (301) 854-3900. We are incorporated under the laws of the State of Delaware.

                       SUMMARY CONSOLIDATED FINANCIAL DATA

        The historical consolidated financial data presented below as of and for each of the periods ended December 31, 2002, 2001 and 2000 were derived from our audited consolidated financial statements. The summary consolidated financial data is only a summary and should be read in conjunction with our consolidated financial statements and related notes that we incorporate by reference in this prospectus. For copies of the financial information we incorporate by reference, see "Where You Can Find More Information" on page 22.

        Information as of June 30, 2003 and for the six months ended June 30, 2003 and 2002 has been derived from our consolidated financial statements, which are unaudited but which in the opinion of management have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary (consisting of normal recurring adjustments) for a fair presentation of the results for such periods. The results of operations for the quarter ended June 30, 2003 are not necessarily indicative of the results to be expected for the entire year ending December 31, 2003 or any future period.


                                   (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE INFORMATION)
                                    -----------------------------------------------------------------------
                            for the six months ended                      for the years ended
                                   June 30,                                  December 31,
                             ----------------------     -----------------------------------------------------------------
                                  2003            2002          2002       2001          2000         1999          1998
                                  ----            ----          ----       ----          ----         ----          ----
                               (unaudited)     (unaudited)   (restated)

STATEMENT OF OPERATIONS DATA:

Revenues.......................$   3,469        $10,177       $15,005     $24,066     $   2,475    $  1,181    $     681
Loss from operations             (10,033)       (10,990)      (21,558)     (9,255)      (12,742)     (4,566)      (5,152)
Net loss ....................... (10,830)       (11,500)      (22,697)     (9,745)      (12,191)     (4,506)      (4,817)
Per share information:
Net loss per share.............$   (0.38)       $ (0.48)     $  (0.93)  $   (0.43)     $  (0.64)    $ (0.31)      $(0.39)
Weighted average number of
shares outstanding........... 28,489,651     24,209,198    24,433,868  22,670,274    19,015,719  14,511,081   12,428,426



                                 As of June 30,                      As of December 31,
                             ----------------------      ----------------------------------------------------------
                                  2003       2002          2002       2001       2000         1999          1998
                                  ----       ----          ----       ----       ----         ----          ----
                               (unaudited)  (unaudited)   (restated)
BALANCE SHEET DATA:

Total current assets...........$ 12,837    $21,100      $  6,242    $25,027    $ 17,036     $  1,143       $1,207
Working capital                   8,646     13,326           378     18,030      12,331         (480)         349
Total assets ....................63,908     69,387        57,505     67,115      56,529        4,463        3,819
Convertible debt.................40,000     40,000        40,000     30,000      20,000           --           --
Stockholders' equity.............16,122     19,113         8,073     27,493      31,824        2,840        2,961

                                  RISK FACTORS

        You should carefully read the following risk factors in addition to the remainder of this prospectus before purchasing any shares of our common stock. Some of the following risks relate principally to our business and the industry in which we operate. Other risks relate principally to the securities market and ownership of our common stock. If any of the following risks occur, our business, financial condition and/or operating results could be adversely affected. In that case, the trading price of our common stock could decline, and you could lose all or part of your investment.

        OUR SUCCESS IS HEAVILY DEPENDENT ON FDA APPROVAL AND MARKET ACCEPTANCE OF ESTRASORB.

        Our New Drug Application for ESTRASORB was accepted for review by the FDA in November 2002. There is no guarantee that the FDA will approve our application and allow us to begin selling ESTRASORB in the United States. If we do not receive FDA approval of our application, our inability to sell ESTRASORB in the United States would have a significant negative effect on our business and results of operations. Even if ESTRASORB is approved by the FDA, there is no guarantee that we and King Pharmaceuticals, Inc., our marketing partner for ESTRASORB, will be able to successfully commercialize ESTRASORB. Many factors could negatively affect our ability to successfully commercialize ESTRASORB, including:

- a failure or delay in ESTRASORB gaining a meaningful share of the estrogen replacement therapy market, which currently is dominated by Premarin(R), an oral estrogen tablet sold by Wyeth, and estrogen patches sold by several companies including Novartis Pharma AG, Berlex Laboratories, Inc. and Forest Pharmaceuticals, Inc.;

- our inability to effectively promote and sell ESTRASORB with King in the United States, or King's inability to do so in the rest of the world;

-       delays in the manufacture of ESTRASORB in commercial quantities; and

- the inability to obtain coverage and favorable reimbursement rates for ESTRASORB from insurers and other third party payors.

        WE WILL FACE SUBSTANTIAL COMPETITION IN CONNECTION WITH THE SALE OF ESTRASORB AND OUR OTHER PRODUCT CANDIDATES.

        We compete with numerous other companies worldwide that have developed or are developing products that compete or may compete with our product candidates. These competitors include both large and small pharmaceutical companies, biotechnology firms, universities and other research institutions. We may not succeed in developing technologies and products that are more effective than those being developed by our competitors.

        Many large companies currently produce and sell estrogen products for clinical indications identical to those that we seek for ESTRASORB. In the oral product segment of the estrogen replacement therapy market, which accounts for approximately 74% of the market according to 2002 IMS Health Incorporated data, Wyeth commits significant resources to the sale and marketing of its product, Premarin(R), in order to maintain its market leadership position. Warner-Chillcot also competes in the branded oral product segment with its product, Estrace(R). In addition, ESTRASORB will compete with products produced and sold by generic manufacturers in the oral product segment of the market, such as Watson Pharmaceutical, Inc.'s generic product, Estropipate(R). In the patch segment of the market, which according to IMS Health accounts for approximately 15% of the estrogen replacement therapy market, several companies market transdermal estrogen patches with which ESTRASORB will compete, if approved. For example, Novartis Pharma AG currently markets and sells its Vivelle(R) and Estraderm(R) patches and Berlex Laboratories, Inc. and Forest Pharmaceuticals Inc. co-promote the Climara(R) transdermal patch. Several companies also currently market ethanol-based estrogen gels and ointments outside the United States. For example, Schering Canada sells its estrogen gel, Estrogel(R), in Canada. These and other products sold by our competitors have all been approved for sale and have achieved some degree of market penetration. If ESTRASORB is approved for sale in the Untied States, it will compete for market share with these products and we cannot guarantee that, together with King, we will be able to effectively promote ESTRASORB against these competitive products. In order to effectively compete, we may make substantial investments in sales and marketing. Many of these products are sold by companies with greater resources than we have and there is no assurance that we will be successful in gaining significant market share for ESTRASORB or in earning a return on that investment.

        Our technologies and products may be rendered obsolete or noncompetitive as a result of products introduced by competitors. Most of our competitors have substantially greater financial and technical resources, production and marketing capabilities, and related experience than we do. The greater resources, capabilities and experience of our competitors may enable them to develop, manufacture and market their products more successfully and at a lower cost than we can. In addition, many of our competitors have significantly greater experience than we do in conducting preclinical testing and clinical trials of human pharmaceuticals and obtaining regulatory approvals to market such products. Accordingly, our competitors may succeed in obtaining FDA approval for products more rapidly than we will, which may give them an advantage over us in achieving market acceptance of their products.

        WE WOULD NEED ADDITIONAL CAPITAL TO GROW AND OPERATE OUR BUSINESS IN THE EVENT WE WERE UNABLE TO RAISE CAPITAL IN THIS OFFERING, AND WE ARE UNCERTAIN ABOUT OBTAINING FUTURE FINANCING.

        We estimate that our existing cash resources will be sufficient to finance our operations at current and projected levels of development and general corporate activity for the next 5 to 7 months. We cannot be certain that we will be able to generate revenues from product sales in the near term or at all sufficient to fund our operations. If w were unable to raise capital in this offering, we would require additional funds to continue our research and development, commence future preclinical and clinical trials, seek regulatory approvals, establish commercial-scale manufacturing capabilities, and market our products. We may seek additional funds through public or private equity or debt financings, collaborative arrangements with pharmaceutical companies and other sources. We cannot be certain that adequate additional funding will be available to us on acceptable terms, if at all. If we cannot raise the additional funds we may need to continue our current and anticipated operations, we may be required to delay significantly, reduce the scope of, or eliminate one or more of, our research or development programs. If that is the case, we will seek other alternatives to avoid insolvency, including arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies, product candidates or products.

        WE HAVE A HISTORY OF LOSSES AND OUR FUTURE PROFITABILITY IS UNCERTAIN.

        Our expenses have exceeded our revenues since our formation in 1987, and our accumulated deficit at June 30, 2003 was $98.4 million. Our revenues for the last three years were $15.0 million in 2002, $24.0 million in 2001 and $2.5 million in 2000. For the six months ended June 30, 2003 and 2002, our revenues were $3.5 million and $10.2 million, respectively. Sales of products that we acquired as a result of our acquisition of Fielding Pharmaceutical Company in 2000 have generated modest revenues, but based on our current business plan these revenues will not be sufficient to offset our expenses in the future. We cannot be certain when or if we will generate substantial revenues from the sale of ESTRASORB. We have received a very limited amount of product-related revenue from research contracts, licenses and agreements to provide vaccine products, services and adjuvant technologies. We cannot be certain that we will be successful in entering into strategic alliances or collaborative arrangements with other companies that will result in other significant revenues to offset our expenses. Our net losses for the last three years were $22.7 million in 2002, $9.7 million in 2001 and $12.1 million in 2000, while they were $10.8 million and $11.5 million for the six months ended June 30, 2003 and 2002, respectively. Our losses have resulted from research and development expenses, pre-launch sales and marketing expenses in the anticipation of FDA approval for ESTRASORB, protection of our intellectual property, and other general operating expenses. Our annual losses may increase depending on the timing of the FDA approval and launch of ESTRASORB as we expand our manufacturing capacity, sales and marketing capabilities and conduct additional and larger clinical trials for other product candidates. Therefore, we expect our cumulative operating loss to increase until such time, if ever, as product sales, licensing fees and royalty payments generate sufficient revenue to fund our continuing operations. We cannot predict when, if ever, we might achieve profitability and cannot be certain that we will be able to sustain profitability, if achieved.

        We intend to allocate a significant portion of our sales force's time to the product launch of ESTRASORB, if and when it is approved by the FDA. Accordingly, the sales of our other women's health products could be adversely affected by the efforts we allocate to the ESTRASORB product launch. The costs of maintaining our own sales force to market our current products and ESTRASORB, if approved, may in the future exceed product revenues. If we continue to market ESTRASORB or future products directly, significant additional expenditures and management resources may be required to increase the size of our internal sales force.

        OUR SALES AND MARKETING PLAN FOR ESTRASORB DEPENDS IN LARGE PART ON THE SUCCESS OF OUR RELATIONSHIP WITH KING.

        We have entered into a co-promotion agreement with King for the marketing and promotion of ESTRASORB in the United States using our sales and marketing personnel and King's sales and marketing personnel. We have also granted King exclusive rights to promote, market and distribute ESTRASORB outside the United States. In return, we received certain milestone payments and the agreement to pay potential future milestone payments and licensing fees and royalties on future sales. While our agreements with King give us some limited protections with respect to King's marketing and sales efforts and, we believe, create financial incentives for King consistent with our own, we cannot control the amount and timing of marketing efforts that King devotes to ESTRASORB or make any assurances that our and King's co-promotion of ESTRASORB in the United States and King's marketing of ESTRASORB in the rest of the world will be successful.

        Our success in marketing other potential future products will also depend in large part on our relationship with King. Our co-promotion agreement with King also provides for co-promotion in the United States with King of our product candidate ANDROSORB(TM). If this product is approved for marketing by the FDA, King has an exclusive worldwide license, except in the United States, to market this future product. Under our co-promotion agreement, King has the right to co-promote certain future hormone replacement therapy products in the field of women's health. In the future, we might enter into other licensing or co-promotion arrangements with King or other third parties for the marketing and sale of other future products. Any revenues we receive from sales of ANDROSORB and other future products will depend in large part on the terms of these agreements and the efforts of King and any other third-party marketing partners.

        OUR AGREEMENTS WITH KING REDUCE THE LIKELIHOOD THAT WE COULD BE ACQUIRED BY ANOTHER COMPANY.

        Our co-promotion agreement and license agreement with King for the marketing of ESTRASORB and ANDROSORB contain several provisions that would take effect upon a change of control of the Company. One provision allows King several options in the event of a change in control of Novavax including (i) terminating our right to co-promote King products, (ii) terminating our rights to promote ESTRASORB and ANDROSORB and certain other hormone therapies for women, or (iii) requiring Novavax to assign and transfer to King all related rights of ownership for ESTRASORB and ANDROSORB and certain other hormone replacement therapies for women and license to King on an exclusive and perpetual basis all intellectual property rights and know-how. If King chooses to exercise its rights under either clause (ii) or (iii) above, King will pay us royalties on net sales of the products. In addition, King will pay us for the cost of manufacturing, plus a markup consistent with the terms of the license agreement for the handling costs. King could also require that we redeem the outstanding promissory notes, currently in the amount of $40.0 million, at 101% of the outstanding principal and accrued interest. These provisions may have the effect of making us less attractive as an acquisition candidate.

        WE NEED ADDITIONAL MANUFACTURING CAPABILITY TO COMMERCIALIZE OUR
PRODUCTS.

        We do not have any experience with the large capacity manufacturing required for commercial sale of a product. Although we have had the ability to produce the limited quantities of products needed to support our current research and development program and clinical trials (including utilizing contract manufacturing organizations), we will need more production capacity for larger, later-stage clinical studies and commercial sales. Our potential products may be too difficult or costly to manufacture on a large scale, to develop into commercially viable products or to market.

        We have validated our manufacturing methods for ESTRASORB, which has been produced in 100-kilo size batches. Such validation is required under FDA guidelines, and we have received preliminary FDA approval of these methods. We currently manufacture ESTRASORB at a facility of Cardinal Health, Inc. in Philadelphia, Pennsylvania. In February 2002, we entered into an agreement with Cardinal Health to lease approximately 24,000 square feet of space within their facility. Under the terms of this agreement, Cardinal Health will also provide packaging services for the product we manufacture in their facility. We have substantially completed the build out of the facility to meet our requirements and have installed manufacturing equipment at this facility with the capacity required for commercial production of ESTRASORB. Now that this new equipment is installed, we need to validate that the ESTRASORB made using this new equipment is identical to that used in our clinical trials. If we are unable to make ESTRASORB on a commercial scale or are delayed in validating the product manufactured with our new equipment, the commercialization of ESTRASORB would be delayed.

        In the near term, we will be manufacturing ESTRASORB only in the Philadelphia facility. If ESTRASORB is approved by the FDA, we plan to qualify at least one additional site for the manufacture of ESTRASORB. If we are unable to utilize the Philadelphia facility to manufacture ESTRASORB prior to our qualification of a second site, however, we would not have immediate access to ESTRASORB and would be required to reestablish our validation process at a different facility that would cause us to lose sales of ESTRASORB and would adversely affect our business.

        We currently utilize third party contract manufacturers to manufacture our other products. Any contract manufacturer's facility that we may use, including the Cardinal Health facility, must adhere to the FDA's regulations on current good manufacturing practices, which are enforced by the FDA through its facilities inspection program. These facilities are subject to periodic inspection by the FDA. The manufacture of products at these facilities will be subject to strict quality control testing and record-keeping requirements. We may not be able to enter into alternative manufacturing arrangements at commercially acceptable rates, if at all. Moreover, the manufacturers we use may not provide sufficient quantities of product to meet our specifications or our delivery, cost and other requirements.

        If we decide to manufacture our own products, we will need to acquire additional manufacturing facilities and to improve our manufacturing technology. Establishing additional manufacturing facilities will require us to spend substantial funds, hire and retain a significant number of additional personnel and comply with extensive regulations applicable to such facilities here and abroad, including the current good laboratory practices and good manufacturing practices required by the FDA. If we elect to or need to manufacture our own products, we risk the possibility that we may not be able to do so in a timely fashion at acceptable quality and prices or in compliance with good laboratory practices and good manufacturing practices.

        WE HAVE NOT COMPLETED THE DEVELOPMENT OF MANY OF OUR PRODUCTS AND WE MAY NOT SUCCEED IN OBTAINING THE FDA APPROVAL NECESSARY TO SELL ANY ADDITIONAL PRODUCTS.

        The development, manufacture and marketing of our pharmaceutical products are subject to government regulation in the United States and other countries. In the United States and most foreign countries, we must complete rigorous preclinical testing and extensive human clinical trials that demonstrate the safety and efficacy of a product in order to apply for regulatory approval to market the product. Only a few of our products have been approved for sale and our application to sell ESTRASORB in the United States is currently being reviewed by the FDA. Our product candidate, ANDROSORB, has completed two Phase I human clinical studies. Our other product candidates are in preclinical laboratory or animal studies. Before applying for FDA approval to market any additional product candidates, we must conduct larger-scale Phase II and III human clinical trials that demonstrate the safety and efficacy of our products to the satisfaction of the FDA or other regulatory authorities. These processes are expensive and can take many years to complete. We may not be able to demonstrate the safety and efficacy of our products to the satisfaction of the FDA or other regulatory authorities. We may also be required to demonstrate that our proposed products represent an improved form of treatment over existing therapies and we may be unable to do so without conducting further clinical studies.

        We may fail to obtain regulatory approval for our products on a timely basis. Delays in obtaining regulatory approval can be extremely costly in terms of lost sales opportunities and increased clinical trial costs. The speed with which we complete our clinical trials and our applications for marketing approval will depend on several factors, including the following:

- the rate of patient enrollment, which is a function of many factors, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the study and the nature of the protocol;

- institutional review board approval of the protocol and the informed consent form;

-       prior regulatory agency review and approval;

- analysis of data obtained from preclinical and clinical activities that are susceptible to varying interpretations, which interpretations could delay, limit or prevent regulatory approval;

- changes in the policies of regulatory authorities for drug approval during the period of product development; and

- the availability of skilled and experienced staff to conduct and monitor clinical studies and to prepare the appropriate regulatory applications.

        We have limited experience in conducting and managing the preclinical and clinical trials necessary to obtain regulatory marketing approvals. We may not be able to obtain the approvals necessary to conduct clinical studies. Also, the results of our clinical trials may not be consistent with the results obtained in preclinical studies or the results obtained in later phases of clinical trials may not be consistent with those obtained in earlier phases. A number of companies in the specialty pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after experiencing promising results in early animal and human testing. If regulatory approval of a drug is granted, such approval is likely to limit the indicated uses for which it may be marketed. Furthermore, even if a product of ours gains regulatory approval, the product and the manufacturer of the product will be subject to continuing regulatory review. We may be restricted or prohibited from marketing or manufacturing a product, even after obtaining product approval, if previously unknown problems with the product or its manufacture are subsequently discovered.

        OUR SUCCESS DEPENDS ON OUR ABILITY TO MAINTAIN THE PROPRIETARY NATURE OF OUR TECHNOLOGY.

        Our success will, in large part, depend on our ability to maintain the proprietary nature of our technology and other trade secrets. To do so, we must prosecute and maintain existing patents, obtain new patents and pursue trade secret protection. We also must operate without infringing the proprietary rights of third parties or letting third parties infringe our rights. We currently have 55 U.S. patents and approximately 150 foreign patents and patent applications covering our technologies. We recently filed eight new patent applications in the US and worldwide directed towards innovative discoveries made in the field of human Papillomavirus virus-like particles. However, patent issues relating to pharmaceuticals involve complex legal, scientific and factual questions. To date, no consistent policy has emerged regarding the breadth of biotechnology patent claims that are granted by the United States Patent and Trademark Office or enforced by the federal courts. Therefore, we do not know whether our applications will result in the issuance of patents, or that any patents issued to us will provide us with any competitive advantage. We also cannot be sure that we will develop additional proprietary products that are patentable. Furthermore, there is a risk that others will independently develop or duplicate similar technology or products or circumvent the patents issued to us.

        There is a risk that third parties may challenge our existing patents or may claim that we are infringing their patents or proprietary rights. We could incur substantial costs in defending patent infringement suits or in filing suits against others to have their patents declared invalid or claim infringement. It is also possible that we may be required to obtain licenses from third parties to avoid infringing third-party patents or other proprietary rights. We cannot be sure that such third-party licenses would be available to us on acceptable terms, if at all. If we are unable to obtain required third-party licenses, we may be delayed in or prohibited from developing, manufacturing or selling products requiring such licenses.

        Although our patents include claims covering various features of our product candidates, including composition, methods of manufacture and use, our patents do not provide us with complete protection against the development of competing products. For example, our patents do not prohibit third parties from developing and selling products for estrogen replacement therapy that deliver estrogen through a topical emulsion, ointment or similar medium.

        Some of our know-how and technology is not patentable. To protect our proprietary rights in unpatentable intellectual property and trade secrets, we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. These agreements may not provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure.

        HEALTH CARE INSURERS AND OTHER PAYORS MAY NOT PAY FOR OUR PRODUCTS OR MAY IMPOSE LIMITS ON REIMBURSEMENT.

        Our ability to commercialize ESTRASORB and our future products will depend, in part, on the extent to which reimbursement for such products will be available from third-party payors, such as Medicare, Medicaid, health maintenance organizations, health insurers and other public and private payors. If we succeed in bringing ESTRASORB or other products in the future to market, we cannot be assured that third-party payors will pay for ESTRASORB or will establish and maintain price levels sufficient for realization of an appropriate return on our investment in product development. For example, ESTRASORB, if approved for commercial sale in the United States, would be sold as an outpatient prescription drug. Medicare does not cover the costs of most outpatient prescription drugs. We expect that ESTRASORB will be treated the same as other estrogen replacement therapy products with respect to government and third-party payor reimbursement. However, we cannot be assured that ESTRASORB will receive similar reimbursement treatment.

        Many health maintenance organizations and other third-party payors use formularies, or lists of drugs for which coverage is provided under a health care benefit plan, to control the costs of prescription drugs. Each payor that maintains a drug formulary makes its own determination as to whether a new drug will be added to the formulary and whether particular drugs in a therapeutic class will have preferred status over other drugs in the same class. This determination often involves an assessment of the clinical appropriateness of the drug and sometimes the cost of the drug in comparison to alternative products. We cannot be assured that ESTRASORB or any of our future products will be added to payors' formularies, that our products will have preferred status to alternative therapies, or that the formulary decisions will be conducted in a timely manner. We may also decide to enter into discount or formulary fee arrangements with payors, which could result in us receiving lower or discounted prices for ESTRASORB or future products.

        WE MAY HAVE PRODUCT LIABILITY EXPOSURE.

        The administration of drugs to humans, whether in clinical trials or after marketing clearances are obtained, can result in product liability claims. We maintain product liability insurance coverage in the total amount of $18.0 million for claims arising from the use of our currently marketed products and products in clinical trials prior to FDA approval. Coverage is becoming increasingly expensive, however, and we may not be able to maintain insurance at a reasonable cost. We cannot be assured that we will be able to maintain our existing insurance coverage or obtain coverage for the use of our other products in the future. This insurance coverage and our resources may not be sufficient to satisfy liabilities resulting from product liability claims. A successful claim may prevent us from obtaining adequate product liability insurance in the future on commercially desirable terms, if at all. Even if a claim is not successful, defending such a claim may be time-consuming and expensive and may damage our reputation in the marketplace.

        WE HAVE MADE LOANS TO CERTAIN OF OUR DIRECTORS, AND HAVE GUARANTEED A BROKERAGE MARGIN LOAN FOR ONE OF THESE DIRECTORS THAT COULD HAVE A NEGATIVE IMPACT ON OUR STOCK PRICE.

        In 2002, pursuant to our Stock Option Plan, we approved the payment of the exercise price of options by two directors through the delivery of full recourse interest bearing promissory notes, in the aggregate amount of approximately $1.5 million, secured by a pledge of the underlying shares. In addition, in 2002 we executed a conditional guaranty of a brokerage margin account for a director in the amount of $500,000. Due to heightened sensitivity in the current environment surrounding related party transactions, these transactions could be viewed negatively in the market and our stock price could be negatively affected.

        THE PRICE OF OUR COMMON STOCK HAS BEEN, AND MAY CONTINUE TO BE,
VOLATILE.

        Historically, the market price of our common stock has fluctuated over a wide range. In fiscal 2002, our common stock traded in a range from a low of $1.59 to a high of $14.00. In fiscal 2003, our common stock has traded in a range from a low of $2.52 to a high of $6.87 as of August 8, 2003. It is likely that the price of our common stock will fluctuate in the future. The market prices of securities of small capitalization specialty pharmaceutical companies, including ours, from time to time experience significant price and volume fluctuations unrelated to the operating performance of particular companies. In particular, over the next year, the market price of our common stock may fluctuate significantly due to a variety of factors, including:

- governmental agency actions, including the FDA's determination with respect to our pending NDA for ESTRASORB;

-       our ability to obtain financing; and

- sales of our products, particularly ESTRASORB, if it is approved for sale.


In addition, the occurrence of any of the risks described in this "Risk Factors" section could have a dramatic and adverse impact on the market price of our common stock.

        OUR SUBSTANTIAL DEBT COULD ADVERSELY AFFECT OUR CASH FLOW AND PREVENT US FROM FULFILLING OUR OBLIGATIONS.

        We currently have $41.6 million of outstanding debt. Our substantial amount of debt could have important consequences to you. For example, it:

- could increase our vulnerability to general adverse economic and industry conditions;

- will require us to dedicate a substantial portion of our cash flow from operations to service payments on our debt, reducing the availability of our cash flow to fund future capital expenditures, working capital, execution of our growth strategy, research and development costs and other general corporate requirements;

- could limit our flexibility in planning for, or reacting to, changes in our business and the pharmaceutical industry, which may place us at a competitive disadvantage compared with competitors that have less debt; and

- could limit our ability to borrow additional funds, even when necessary to maintain adequate liquidity.


        We may incur additional debt for various reasons, which, if over a certain amount, must be approved by King. Any such additional debt could be senior to the common stock being offered in this offering and would increase the risks associated with our substantial leverage.

        OUR INABILITY TO RECRUIT AND RETAIN MEMBERS OF OUR MANAGEMENT TEAM AND KEY PERSONNEL COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

        Our future success will depend in part on our ability to attract and retain highly skilled employees, particularly those in management, sales, regulatory, manufacturing and technical positions. The loss of services of members of our management team could adversely affect our business and impede or delay achievement of our corporate mission. Furthermore, recruiting and retaining qualified scientific and other key employees will be critical to our success, and competition for such employees in our targeted industry and in our geographic regions is intense. In addition, many of the companies with which we compete for highly qualified personnel have greater financial and other resources than we do. We may be unable to attract and retain key employees on acceptable terms given the level and nature of such competition.

        ANTI-TAKEOVER PROVISIONS COULD MAKE A THIRD-PARTY ACQUISITION OF US MORE DIFFICULT.

        In 2002, we adopted a Shareholder Rights Plan that provided for the issuance of rights to purchase shares of Series D Junior Participating Preferred Stock of the Company. Under the plan, we distributed one preferred share purchase right for each outstanding share of common stock. Each purchase right entitles the holder to purchase from the Company one one-thousandth (1/1000th) of a preferred share at a price of $40 per one one-thousandth (1/1,000th) of a share, subject to adjustment. The rights become exercisable, with certain exceptions, ten business days after any party, without prior approval of our Board of Directors, acquires or announces an offer to acquire beneficial ownership of 15% or more of the Company's common stock. In the event that any party acquires 15% or more of the Company's common stock, the Company enters into a merger or other business combination, or if a substantial portion of the Company's assets is sold after the time that the rights become exercisable, the rights provide that the holder will receive, upon exercise, shares of the common stock of the surviving or acquiring company, as applicable, having a market value of twice the exercise price of the right. The Shareholder Rights Plan may discourage or prevent certain types of transactions involving an actual or potential change in control, which transactions may be beneficial to our shareholders, by causing substantial dilution to a party that attempts to acquire us on terms not approved by our Board.

                              ABOUT THIS PROSPECTUS

        This prospectus is part of a "shelf" registration statement that we filed with the Securities and Exchange Commission (the "SEC"). By using a shelf registration statement, we may, from time to time, sell shares of our common stock in one or more offerings with a maximum aggregate offering price of $50,000,000. Each time we sell any of our common stock, we will provide a prospectus supplement that will contain specific information about the offering. This prospectus and the prospectus supplements provide you with a general description of the company and our common stock; for further information about our business and our securities, you should refer to the registration statement, the reports incorporated by reference in this prospectus, and its exhibits. The exhibits to our registration statement contain the full text of certain contracts and other important documents we have summarized in this prospectus. Since these summaries may not contain all the information that you may find important in deciding whether to purchase the securities we may offer, you should review the full text of these documents. The registration statement can be obtained from the SEC as indicated under the heading "Where You Can Find More Information."

        You should rely only on the information contained or incorporated by reference in this prospectus and the prospectus supplement. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We will not make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, as well as information we previously filed with the SEC and incorporated by reference in this prospectus, is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        We caution you that this prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's beliefs and assumptions and on information currently available to management, and use words such as "expect," "anticipate," "intend," "plan," "believe," "estimate," "may," "could," "possible," "forecast," or similar words and expressions. Forward-looking statements include information concerning possible or assumed future results of operations, future product development and related clinical trials and statements regarding future research and development. Forward-looking statements are only predictions, and necessarily involve risks and uncertainties and other factors that may cause the actual results, performance or achievements of Novavax, or industry results, to be materially different from those anticipated in the forward-looking statements. These risks and uncertainties are discussed in the "Risk Factors" section and elsewhere in this prospectus.

                                 USE OF PROCEEDS

        Except as otherwise described in an applicable prospectus supplement, we currently intend to use the net proceeds from this offering for general corporate purposes, including but not limited to:

- our internal research and development programs, such as preclinical and clinical testing and studies of our product candidates and the development of new technologies,

- pre-launch, marketing, and other expenses related to product candidate ESTRASORB, if approved by the FDA,

-       general working capital, and

- possible future acquisitions of complementary businesses, product lines or technologies, although no such transactions are currently under negotiation.

        We have not determined the amounts we plan to spend on any of the areas listed above or the timing of these expenditures, which may vary significantly depending on various factors such as our research and development results, regulatory approvals, competition, marketing and sales, and the market acceptance of any products introduced by us. As a result, our management will have broad discretion to allocate the net proceeds from this offering. Pending application of the net proceeds as described above, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.

                              PLAN OF DISTRIBUTION

        We may sell the securities being offered hereby from time to time in one or more of the following ways:

-       through one or more underwriters,

- through dealers, who may act as agents or principal (including a block trade in which a broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction),

-       directly to one or more purchasers,

-       through agents,

-       in privately negotiated transactions, and

-       in any combination of these methods of sale.

We will set forth in a prospectus supplement the terms of the offering of securities, including:

-       the name or names of any agents, underwriters or dealers,

- the purchase price of the common stock being offered and the proceeds we will receive from the sale,

- any underwriting discounts and commissions or agency fees and other items constituting underwriters' or agents' compensation,

- any over-allotment options under which underwriters may purchase additional securities from us, and

-       any discounts or concessions allowed or reallowed or paid to dealers.

        The distribution of the common stock may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices.

        Underwriters, dealers and agents that participate in the distribution of the common stock may be underwriters as defined in the Securities Act of 1933, as amended (the "Securities Act") and any discounts or commissions they receive from us and any profit on their resale of the common stock may be treated as underwriting discounts and commissions under the Securities Act. We will identify in the applicable prospectus supplement any underwriters, dealers or agents and will describe their compensation. We may have agreements with underwriters, dealers and agents to indemnify them against specified civil liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with or perform services for us in the ordinary course of their businesses. We have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. As of the date of this prospectus, there are no special selling arrangements between any broker-dealer or other person and the Company. No period of time has been fixed within which the shares will be offered or sold.

        If required under applicable state securities laws, we will sell the common stock only through registered or licensed brokers or dealers. In addition, in some states, we may not sell shares of common stock unless they have been registered or qualified for sale in the applicable state or unless we have complied with an exemption from any registration or qualification requirements.

AGENTS

        We may designate agents who agree to solicit purchases for the period of their appointment or to sell common stock on a continuing basis. Unless the prospectus supplement provides otherwise, agents will act on a best efforts basis for the period of their appointment. Agents may receive compensation in the form of commissions, discounts or concessions from us. Agents may also receive compensation from the purchasers of the common stock for whom they sell as principals. Each particular agent will receive compensation in amounts negotiated in connection with the sale, which might be in excess of customary commissions.

UNDERWRITERS

        If we use underwriters for a sale of common stock, the underwriters will acquire the common stock for their own account. The underwriters may resell the common stock in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the common stock will be subject to the conditions set forth in the applicable underwriting agreement. Unless the prospectus supplement provides otherwise, underwriters will be obligated to purchase all of the shares of common stock offered by the prospectus supplement. We may change from time to time any initial public offering price and any discounts or concessions the underwriters allow or reallow or pay to dealers. We may use underwriters with whom we have a material relationship, and we may offer the securities to the public through an underwriting syndicate or through a single underwriter. We will describe in the prospectus supplement naming the underwriter the nature of any such relationship and underwriting arrangement.

DEALERS

        We also may sell securities to a dealer as principal. If we sell our common stock to a dealer as a principal, then the dealer may resell those shares to the public at varying prices to be determined by such dealer at the time of resale. The name of the dealer and the terms of the transactions will be set forth in the applicable prospectus supplement.

DIRECT SALES AND INSTITUTIONAL PURCHASES

        We may also sell common stock directly to one or more purchasers, in which case underwriters or agents would not be involved in the transaction.

        Further, we may authorize agents, underwriters or dealers to solicit offers by certain types of institutional investors to purchase common stock from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. We will describe the conditions to these contracts and the commissions we must pay for solicitation of these contracts in the prospectus supplement.

STABILIZATION ACTIVITIES

        Any underwriter may engage in overallotment, stabilizing transactions, short covering transactions and penalty bids in accordance with Regulation M under the Exchange Act of 1934, as amended (the "Exchange Act"). Overallotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the common stock in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the common stock originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the common stock to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time. These transactions may be effected on the Nasdaq Stock Market or otherwise.

PASSIVE MARKET MAKING

        Any underwriters who are qualified market markers on the Nasdaq National Market may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M, during the business day prior to the pricing of the offering, before the commencement of offers or sales of the common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker's bid, however, the passive market maker's bid must then be lowered when certain purchase limits are exceeded.

COSTS

        We will bear all costs, expenses and fees in connection with the registration of the common stock, as well as the expense of all commissions and discounts, if any, attributable to the sales of the common stock by us.

                        DESCRIPTION OF OUR CAPITAL STOCK

        Our authorized capital stock consists of: (i) 50,000,000 shares of common stock, par value $.01 per share, of which 30,142,300 shares were outstanding as of August 8, 2003, and (ii) 2,000,000 shares of preferred stock, par value $.01 per share, none of which are outstanding.

        Our common stock is traded on the Nasdaq National Market under the symbol NVAX. On August 8, 2003, the closing price of our common stock as reported on the Nasdaq National Market was $5.66 per share.

COMMON STOCK

        Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of any outstanding preferred stock. Upon the liquidation, dissolution or winding up of our Company, the holders of our common stock are entitled to receive ratably the net assets of our Company available after the payment of all debts and liabilities and subject to the prior rights of any outstanding preferred stock. Shares of our common stock are, and the shares being distributed in this offering will be, when issued, fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock are subject, and may be adversely affected by, the rights of holders of shares of any series of preferred stock which we may designate and issue in the future.

PREFERRED STOCK

        The Board of Directors may, without further action by the stockholders of our Company, issue preferred stock in one or more series and fix the rights and preferences thereof, including the dividend rights, dividend rates, conversion rights, voting rights, pre-emptive rights, terms of redemption (including sinking fund provisions), redemption prices and liquidation preferences. Our Amended and Restated Certificate of Incorporation grants the Board of Directors authority to issue preferred stock and to determine its rights and preferences without the need for further stockholder approval to eliminate delays associated with a stockholder vote on specific issuances. The issue of preferred stock, while providing desirable flexibility in connection with possible financings, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of our Company. We have no present plans to issue any shares of preferred stock.

OPTIONS AND WARRANTS

        The Novavax 1995 Stock Option Plan (the "Plan") was adopted by the Board of Directors and approved by the stockholders in September, 1995 and will terminate in 2005. The Plan was amended by resolution of the Board of Directors adopted in March 1998 and approved by the stockholders in May 1998 to increase the number of shares as to which options may be granted from 4,000,000 to 4,400,000. The Plan was again amended by resolution of the Board of Directors adopted in March 2000 and approved by the stockholders in May 2000 to increase the number of shares as to which options may be granted from 4,400,000 to 6,000,000. The Plan was again amended by resolution of the Board of Directors adopted in March 2002 and approved by the stockholders in May 2002 to increase the number of shares as to which options may be granted from 6,000,000 to 8,000,000. Most recently, the Plan was amended by resolution of the Board of Directors adopted in March 2003 and approved by the stockholders in May 2003 to increase the number of shares as to which options may be granted from 8,000,000 to 9,000,000.

        Options granted under the Plan may be either incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or options that do not meet the requirements for incentive stock option treatment, to officers, directors, employees and consultants or advisors to our Company and any present or future subsidiary to purchase a maximum of 9,000,000 shares of our common stock. As of August 8, 2003, under both this plan and a prior stock option plan for directors, there were outstanding options to purchase 4,684,908 shares of our common stock at an average exercise price of $5.46 per share. There were 1,819,009 shares available for future grant as of August 8, 2003.

        In addition, we have granted warrants to consultants. At August 8, 2003, there were outstanding warrants to purchase 70,000 shares of our common stock at an exercise price of $6.00 per share.

CONVERTIBLE NOTES

        We have issued four convertible notes to King Pharmaceuticals, Inc. that are currently convertible into an aggregate of 5,075,241 shares of our common stock. The conversion price of each of the notes represents an 18% premium to the 20 day trading average preceding the agreed-upon lock-in dates prior to the issuance of each of the notes. The notes carry a 4% coupon payable semi-annually in cash and stock. The notes allow the Company the option, under certain circumstances, to pay up to 50% of the interest due in our common stock.

        We can require King to convert the notes into our common stock at any time from January 1, 2002 through December 31, 2004 if the closing price of our common stock exceeds 180% of the conversion price then in effect for at least 30 trading days in any period of 45 consecutive trading days. After December 31, 2004, we can redeem the notes at 102%, 101% and 100% of face value during the years ended December 31, 2005, 2006 and 2007, respectively.

SHAREHOLDER RIGHTS PLAN

        We have adopted a Shareholder Rights Plan pursuant to which the Board of Directors declared a dividend distribution of one preferred stock purchase right for each outstanding share of common stock. Each right, once exercisable, entitles the holder to purchase from us one one-thousandth (1/1,000th) of a share of Series D Junior Participating Preferred Stock (the "Preferred Stock"), at a price of $40.00, subject to certain adjustments.

        The rights, unless earlier redeemed by the Board, become exercisable upon the close of business on the day which is the earlier of (i) the tenth business day following a public announcement that a person or group of affiliated or associated persons (with certain exceptions) has acquired beneficial ownership of 15% or more of the outstanding voting stock of the Company, and (ii) the tenth business day after the date of the commencement by any person of a tender or exchange offer, the consummation of which would result in such person or group of affiliated or associated persons becoming an "acquiring person" as defined in the rights plan. The rights expire at the close of business on August 7, 2012, unless earlier redeemed or exchanged by us as described below.

        Unless the rights are earlier redeemed, in the event that a person or group becomes an "acquiring person," the rights plan provides that proper provisions will be made so that each holder of record of a right (other than rights beneficially owned by an acquiring person and certain of its affiliates, associates and transferees) will thereafter have the right to receive, upon payment of the exercise price, that number of shares of the Preferred Stock having a fair market value determined in accordance with the rights plan at the time of the transaction equal to approximately two times the exercise price (such value to be determined with reference to the fair market value of our common stock as provided in the rights plan).

        In addition, unless the rights are earlier redeemed or exchanged, in the event that, after the time that a person or group becomes an acquiring person, we were to be acquired in a merger or other business combination (in which any shares of common stock are changed into or exchanged for other securities or assets) or more than 50% of the assets or earning power of the Company and its subsidiaries (taken as a whole) were to be sold or transferred in one or a series of related transactions, the rights plan provides that proper provision will be made so that each holder of record of a right (other than rights beneficially owned by an acquiring person and certain of its affiliates, associates and transferees) will have the right to receive, upon payment of the exercise price, that number of shares of common stock of the acquiring company having a fair market value at the time of such transaction determined in accordance with the rights plan equal to approximately two times the exercise price.

        At any time after any person or group becomes an acquiring person and prior to the acquisition by such person or group of 50% or more of the outstanding voting stock, the Board may exchange the rights, in whole or in part, for that number of shares of the Preferred Stock having a fair market value on the date such person or group became an acquiring person equal to the excess of (i) the fair market value of Preferred Stock issuable upon the exercise of the rights over (ii) the exercise price of the rights, in each case subject to anti-dilution adjustments.

        At any time prior to the close of business on the tenth business day after there has been a public announcement that a person has become an acquiring person or such earlier date as a majority of the Board shall become aware of the existence of an acquiring person, we may redeem the rights in whole, but not in part, at a price of $.001 per right. Immediately upon the effective time of such Board action, the right to exercise the rights will terminate and the only right of the holders will be to receive the redemption price.

        For as long as the rights are then redeemable, we may, except with respect to the redemption price, amend the rights in any manner, including extending the time period in which the rights may be redeemed. At any time when the rights are not then redeemable, we may amend the rights in any manner that does not materially adversely affect the interests of holders of the rights as such.

TRANSFER AGENT

        Our registrar and transfer agent for all shares of common stock is Equiserve, 150 Royall Street, Canton, MA 02021.

                                 DIVIDEND POLICY

        We have never paid cash dividends on our common stock. We currently anticipate that we will retain all of our earnings for use in the development of our business and do not anticipate paying any cash dividends in the foreseeable future.

                                  LEGAL MATTERS

        Certain legal matters with respect to the shares of common stock offered hereby have been passed upon by White White & Van Etten LLP, 55 Cambridge Parkway, Cambridge, Massachusetts 02142. David A. White, a partner of such firm, owns 50,000 shares of our common stock.

                                     EXPERTS

        Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2002, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.


                       WHERE YOU CAN FIND MORE INFORMATION


        We are subject to the informational requirements of the Exchange Act, and in accordance with the Exchange Act we file reports and other information with the SEC. These reports and other information are not incorporated by reference in this prospectus and do not form a part of this prospectus except as stated below under "Incorporation of Certain Information by Reference." You may read and copy these reports and other information filed with the SEC at the SEC's Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. You can request copies of these documents, for a copying fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 or visit the SEC's website for more information about the operation of the public reference rooms. Our filings with the SEC are also available to you over the Internet at the SEC's web site at http://www.sec.gov.


        Our common stock is traded as "National Market Securities" on the Nasdaq National Market under the symbol NVAX. Materials we file can also be inspected at the offices of Nasdaq Operations at 1735 K Street, Washington, D.C. 20006.

        We have filed a registration statement on Form S-3 (together with all amendments and exhibits, which we refer to as the registration statement) with the SEC under the Securities Act with respect to the common shares offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information in the registration statement. For further information about us and our securities, see the registration statement and its exhibits. Statements made in this prospectus as to the content of any contract, agreement or other document are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.


                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. This prospectus is part of a registration statement we filed with the SEC. You should rely on the information incorporated by reference in this prospectus and the registration statement. The information incorporated by reference is considered to be part of this prospectus and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until the selling stockholders sell all of their shares of common stock or the offering is otherwise terminated. The documents we are incorporating by reference are:

        1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 2002, as filed with the SEC on March 28, 2003;

        2.      Quarterly Reports on Form 10-Q for the quarters ended:

                a.      March 31, 2003, as filed with the SEC on May 15, 2003;
                b.      June 30, 2003, as filed with the SEC on August 13, 2003;
                        and

                c.      September 30, 2003, as filed with the SEC on November
                        12, 2003.



        3. Current Reports on Form 8-K filed with the SEC on May 14, 2003 and August 8, 2003;


        4. Definitive Proxy Statement with respect to the Annual Meeting of Stockholders held on May 7, 2003, as filed with the SEC on March 31, 2003;

        5. The description of our common stock contained in the Registration Statement on Form 10 filed with the SEC on September 14, 1995; and

        6. All other reports filed by us under Section 13(a) or 15(d) of the Exchange Act since the end of our fiscal year ended December 31, 2002.

        You may request a copy of these filings at no cost by writing or telephoning our chief financial officer at the following address and telephone number: Novavax, Inc., 8320 Guilford Road, Columbia, MD 21046; (301) 854-3900.
Attn: Dennis Genge.

        We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our 10-Q, 8-K and 10-K reports to the SEC. Also note that we provide a cautionary discussion of risks and uncertainties relevant to our business in the "Risk Factors" section of this prospectus. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed here could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14. Other Expenses of Issuance and Distribution.


        The estimated expenses payable by the Company in connection with this offering are as follows:


            SEC registration fee..........................................................................$4,045.00
            Legal fees and expenses.....................................................................$100,000.00
            Accounting fees and expenses.................................................................$75,000.00
            Miscellaneous expenses........................................................................$5,955.00

                                   Total................................................................$185,000.00




Item 15. Indemnification of Directors and Officers.

        Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his or her conduct was unlawful, provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

        Article NINTH of Novavax's Amended and Restated Certificate of Incorporation provides that a director or officer of the registrant (a) shall be indemnified by the registrant against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement incurred in connection with any threatened, pending or completed action, suit or other legal proceeding (other than an action by or in the right of the registrant) to which he or she was or is a party of is threatened to be made a party by virtue of his or her position as a director or officer of the registrant if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, and (b) shall be indemnified by the registrant against all expenses (including attorneys' fees) and amounts paid in settlement incurred in connection with any threatened, pending or completed action or suit by or in the right of the registrant to procure a judgment in the registrant's favor to which he or she was or is a party of is threatened to be made a party by virtue of his or her position as a director or officer of the registrant if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the registrant, except that no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the registrant, unless and only to the extent that the Delaware Chancery Court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that a director or officer has been successful, on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, he or she is required to be indemnified by the registrant against all expenses (including attorneys' fees) incurred in connection therewith. Expenses shall be advanced to a director or officer at his or her request, provided that he or she undertakes to repay the amount advanced if it is ultimately determined that he or she is not entitled to indemnification for such expenses.

        Indemnification is required to be made unless the registrant determines that the applicable standard of conduct required for indemnification has not been met. In the event of a determination by the registrant that the director or officer did not meet the applicable standard of conduct required for indemnification, or if the registrant fails to make an indemnification payment within 60 days after such payment is claimed by such person, such person is permitted to petition the court to make an independent determination as to whether such person is entitled to indemnification.

As a condition precedent to the right of indemnification, the director or officer must give the registrant notice of the action for which indemnity is sought and the registrant has the right to participate in such action or assume the defense thereof.

        Article NINTH of Novavax's Amended and Restated Certificate of Incorporation further provides that the indemnification provided therein is not exclusive, and provides that in the event that the Delaware General Corporation Law is amended to expand the indemnification permitted to directors or officers the registrant must indemnify those persons to the fullest extent permitted by such law as so amended. The registrant is also permitted to maintain insurance to protect itself and any director, officer, employee or agent against any expense, liability or loss incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the registrant would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

        The Company maintains insurance under which the insurers will reimburse the registrant for amounts that it has paid to its directors and officers as indemnification for claims against such persons in their official capacities. The insurance also covers such persons as to amounts paid by them as a result of claims against them in their official capacities that are not reimbursed by the registrant. The insurance is subject to certain limitations and exclusions.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.


Item 16. Exhibits.

        The exhibits marked with an asterisk are filed herewith. The remainder of the exhibits have been previously filed with the SEC and are incorporated herein by reference.

4.1 Amended and Restated Certificate of Incorporation of the Registrant (Incorporated by reference to Exhibit 3.1 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, File No. 000-26770, filed March 21, 1997), as amended by the Certificate of Amendment dated December 18, 2000 (Incorporated by reference to Exhibit
        3.4 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, File No. 000-26770, filed March 29, 2001)

4.2 Amended and Restated By-Laws of the Registrant. (Incorporated by reference to Exhibit 3.5 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2001, File No. 0-26770, filed August 13, 2001)

4.3 Rights Agreement dated as of August 8, 2002, by and between Novavax, Inc. and EquiServe Trust Company, N.A., as Rights Agent. The Rights Agreement includes as Exhibit A the form of Summary of Rights to Purchase Series D Junior Participating Preferred Stock, as Exhibit B the Form of Right Certificate and as Exhibit C the Form of Certificate of Designations of Series D Junior Participating Preferred Stock. (Incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K, File No. 26770, filed August 9, 2002)


5.1     Opinion and Consent of White White & Van Etten LLP.


23.1*   Consent of Ernst & Young LLP, independent auditors.


24.1    Power of Attorney.


* Filed herewith.

Item 17. Undertakings.

        The undersigned registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (i) and (ii) above do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        The undersigned registrant hereby further undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in said act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbia, State of Maryland on November 12, 2003.


                                   NOVAVAX, INC.



                                   By: /s/ Nelson M. Sims
                                       ---------------------------------------
                                        Nelson M. Sims, President
                                        and Chief Executive Officer




        Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to Registration Statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated.



NAME                                        TITLE                                       DATE
----                                        -----                                       ----



/s/Nelson M. Sims                        President, Chief Executive                     November 12, 2003
-------------------------------          Officer and Director
Nelson M. Sims


/s/ Dennis W. Genge                      Vice President, Treasurer and                  November 12, 2003
-------------------------------          Chief Financial Officer (Principal
Dennis W. Genge                          Financial and Accounting Officer)


/s/ Gary C. Evans*                       Director                                       November 12, 2003
-------------------------------
Gary C. Evans


/s/ Mitchell J. Kelly*                   Director                                       November 12, 2003
-------------------------------
Mitchell J. Kelly


/s/ Michael Lazarus, M.D.*               Director                                       November 12, 2003
-------------------------------
J.  Michael Lazarus, M.D.


/s/ John O. Marsh, Jr.*                  Director                                       November 12, 2003
-------------------------------
John O. Marsh, Jr.


/s/ Michael A. McManus*                  Director                                       November 12, 2003
-------------------------------
Michael A. McManus


/s/ Denis M. O'Donnell, M.D. *           Director and                                   November 12, 2003
-------------------------------
Denis M. O'Donnell, M.D.                 Chairman of the Board


                                         Director                                                , 2003
---------------------------                                                             ---------
Ronald H. Walker



*By:     /s/Dennis W. Genge
         ---------------------
         Attorney-in-Fact

                                  EXHIBIT INDEX

     The exhibits marked with an asterisk are filed herewith. The remainder of the exhibits have been previously filed with the Commission and are incorporated herein by reference.

4.1 Amended and Restated Certificate of Incorporation of the Registrant (Incorporated by reference to Exhibit 3.1 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, File No. 000-26770, filed March 21, 1997), as amended by the Certificate of Amendment dated December 18, 2000 (Incorporated by reference to Exhibit
        3.4 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, File No. 000-26770, filed March 29, 2001)

4.2 Amended and Restated By-Laws of the Registrant. (Incorporated by reference to Exhibit 3.5 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2001, File No. 0-26770, filed August 13, 2001)

4.3 Rights Agreement dated as of August 8, 2002, by and between Novavax, Inc. and EquiServe Trust Company, N.A., as Rights Agent. The Rights Agreement includes as Exhibit A the form of Summary of Rights to Purchase Series D Junior Participating Preferred Stock, as Exhibit B the Form of Right Certificate, and as Exhibit C the Form of Certificate of Designations of Series D Junior Participating Preferred Stock. (Incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K, File No. 26770, filed August 9, 2002)

5.1     Opinion and Consent of White White & Van Etten LLP

23.1*   Consent of Ernst & Young LLP, independent auditors.


24.1    Power of Attorney.


* Filed herewith.